September 15, 2016

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom
Assistant Director

Re:	InterCloud Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Response Dated August 18, 2016
File No. 1-36100

Dear Ms. Ransom:

On behalf of InterCloud Systems, Inc., a Delaware corporation (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated September 6, 2016 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “Form 10-K”) filed by the Company with the SEC on June 17, 2016 and subsequent comment letter response filed on August 18, 2016. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Executive Compensation, page 61

1.	In future filings please provide investors with a description of the material factors necessary to understand the compensation paid to your named executive officers. See Item 402(o) of Regulation S-K. For example, to comply with Item 402(o0(4), you may need to describe the material terms of the grant of stock awards. Further, you may need to provide a general description of the criteria or formula used in determining the amount of awarded bonuses in order to comply with Item 402(o)(5)

Response:

The Company will endeavor to add the requested disclosure in future filings, as requested.

1030 Broad Street, Suite 102, Shrewsbury, NJ, 07702

(732) 898-6320

Securities and Exchange Commission

September 15, 2016

Director Compensation, page 66

2.	Although your non-employee directors were owed certain cash retainers or fees, including for serving on board committees and for attending board or committee meetings, it appears from the director compensation table on this page that no such retainers or fees were paid. Please tell us whether these amounts are accruing or whether each director waived the right to these amounts.

Response:

Each of our non-employee directors received $26,995 in stock awards during the year. The remaining amounts owed to each of the non-employee directors is currently being accrued. In future filings, we will add disclosure when required if any director fees are deferred or waived by the recipient.

* * *

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

September 15, 2016

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (732) 898-6320 or our counsel, M. Ali Panjwani or Eric M. Hellige of Pryor Cashman LLP at (212) 421-4100.

Very truly yours,

/s/ Timothy A. Larkin
Timothy A. Larkin
Chief Financial Officer